UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-23740

CUSIP Number 45767M109

NOTIFICATION OF LATE FILING

(Check One):     ☒  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐  Form 10-D     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant       INNOTRAC CORPORATION

Former Name if applicable     N/A

Address of Principal Executive Office (Street and Number)   6655 Sugarloaf Parkway

City, State and Zip Code   Duluth, Georgia 30097

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innotrac Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) by April 2, 2007 without unreasonable effort and expense because (1) it has not yet completed the preparation of its financial statements for the year ended December 31, 2006, (2) it is currently negotiating the terms of an agreement to obtain a waiver of certain instances of noncompliance under its revolving credit agreement, and (3) certain miscellaneous additional items must be completed before filing, as discussed below.

On October 31, 2006, the Company acquired from ClientLogic Corporation and its operating subsidiary, ClientLogic Operating Corporation (collectively, “ClientLogic”), certain assets associated with ClientLogic’s pick, pack and ship, reverse logistics, warehouse management and lettershop operations and the related customer service business conducted out of facilities in Columbus, Ohio (collectively, the “Acquired Assets”). The Company must perform a valuation of the Acquired Assets to determine the amount to be allocated, if any, to the Company’s goodwill carrying amount associated with the Acquired Assets. The Company has begun the valuation, but was unable to complete the necessary work by April 2, 2007 without unreasonable effort and expense.

Additionally, the Company is unable to file the 2006 Form 10-K without unreasonable effort and expense because it is currently negotiating with its lender to obtain a waiver of all instances of noncompliance under its revolving credit agreement (the “Credit Agreement”). The Company’s preliminary, unaudited financial results for the year ended December 31, 2006, indicate that the Company failed to maintain the required Fixed Charge Coverage Ratio for the month of December 2006, and the Company has failed to deliver certain financial information as required by the Credit Agreement. The Company and the lender are currently negotiating the terms of a waiver and amendment agreement by which the lender would waive the above instances of noncompliance. Although the Company anticipates completing the waiver agreement in sufficient time to file the 2006 Form 10-K by April 17, 2007, or sooner, there can be no assurance that the Company will be successful in obtaining such waiver, and any failure to obtain such waiver would have a material adverse effect on the Company.

The work associated with the valuation of the Acquired Assets, the ongoing negotiations regarding the waiver under the Credit Agreement, and ongoing work regarding miscellaneous additional items pertaining to the 2006 Form 10-K have delayed the Company’s completion of the financial and other information to be included in the 2006 Form 10-K. The Company will endeavor to file the 2006 Form 10-K on or before the fifteenth calendar day following the prescribed filing due date.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the Company’s expectations as to the filing date of the 2006 Form 10-K, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting matters, the ability of the Company to file the 2006 Form 10-K within the extension period, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic reports filed with the SEC. The Company disclaims any intent or obligation to update or revise any forward looking statements.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christine A. Herren	(678)	584-4000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.
        ☐  Yes                 ☒   No

The Company has not filed the required amendment to its Current Report on Form 8-K filed on November 6, 2006 to include in such report the financial statements and pro forma financial information required for the acquired business described in Item 2.01 of such report.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        ☒  Yes                  ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the press release issued by the Company on April 2, 2007 and the related Current Report on Form 8-K regarding the Company’s preliminary, unaudited results of operations for the year ended December 31, 2006.  Although the preliminary, unaudited results furnished in the Current Report on Form 8-K remain subject to adjustment, the Company does not anticipate that the results of operations previously reported will be materially affected as a result of the matters described above in Part III.

INNOTRAC CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 3, 2007	By /s/ Christine A. Herren
Christine A. Herren
Senior Director and Controller (Principal Financial Officer and Principal Accounting Officer)